PTC	781-370-5000 (p)
140 Kendrick Street	781-370-5735 (f)
Needham, Massachusetts 02494
www.ptc.com

January 28, 2005

BY FACSIMILE AND EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

  Attn: Mark P. Shuman, Branch Chief – Legal

  Mail Stop 4-6

Washington, D.C. 20549

Re:	Parametric Technology Corporation

Preliminary Proxy Statement, Filed January 10, 2005

File No. 0-18059

Dear Mr. Shuman:

This responds to, and provides the supplemental information required by, your letter to me of January 26, 2005, providing comments on the preliminary proxy statement filed by Parametric Technology Corporation (“PTC”) on January 10, 2005.

Proposal 2: Amendments to 2000 Equity Incentive Plan and Exchange and Cancellation of Outstanding Stock Options

1.	Revise to disclose whether you have any specific plans, proposals or arrangements to issue stock awards under the 2000 Equity Incentive Plan. If you have no current plans, please provide a representation in the proxy statement to that effect.

PTC’s Compensation Committee has made periodic equity awards under PTC’s various plans, and it is our expectation that the Committee will continue to make such awards to advance the goals described in the proxy statement. Any such awards would be based on a variety of factors existing at the time the Committee acts. The Compensation Committee anticipates making equity awards to officers and employees for fiscal 2005, following stockholder approval of the amended plan and PTC’s adoption of stock option expensing under FAS 123r, in amounts consistent with the goals described in the proxy statement of reducing stockholder dilution and incentivizing performance. We will supplement the definitive proxy statement to describe the Committee’s current expectations. However, no specific plans or arrangements have been made for any particular awards and any such awards would be made in the discretion of the Compensation Committee. Consequently, we cannot specify, with respect to any particular person or group, either the benefits or amounts that will be received in the future.

Enclosed with the faxed copies of this letter for your information is a copy of the relevant page of the proxy statement with a rider indicating the change.

2.	It appears that the exchange program permitting employees to cancel stock options in exchange for either cash or restricted stock is subject to the tender offer rule, Rule 13e-4 under the Securities Exchange Act of 1934. Tell us whether you have complied with our guidance regarding exemptions from Rule 13e-4(f)(8). Specifically, have you disclosed any risks that option holders should consider in deciding whether to accept the offer? See the Exemptive Order Securities and Exchange Act of 1934 issued May 25, 2001.

We are aware of the applicability of Rule 13e-4 and the May 25, 2001 Exemptive Order, and PTC filed a Schedule TO-C with respect to the proposed exchange offer at the time it filed the preliminary proxy statement. Please note that PTC has not yet initiated the exchange offer and does not expect to do so until after June 30, 2005. When we do so, we will comply with the Commission’s guidance. In particular, PTC will include in its offer to option holders a description of the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer.

Proposal 3: Reverse Stock Split

3.	We note that you intend to address fractional shares either by cashing out fractional shares or by having a transfer agent or broker aggregate all fractional shares and sell them on the open market on behalf of the holders. Tell us whether you plan on registering this offer and sale. Alternatively, tell us whether you will rely on an exemption from registration or on a no action letter. Does the transaction satisfy the requirements of Rule 152(a) for example? If you will rely on an exemption from registration or on a no action letter, explain the basis for your belief that the exemption you will claim is available or the basis for your reliance on a no action letter.

As stated in the preliminary proxy statement, PTC will determine the approach to take with fractional shares before it determines whether to undertake the reverse stock split later this year. It is quite possible that PTC will choose to pay cash out of its own resources in lieu of issuing the fractional shares, in which case this question will be moot. If PTC chooses to have a transfer agent or broker aggregate the fractional shares and sell them on the open market on behalf of the holders, it will comply with the Securities Act of 1933. It is unlikely that PTC would register the offer and sale program in that case. Rather, it is likely that PTC would rely on either of the exemptions provided by Section 4(1) (in reliance on Rule 152a) or Rule 236, depending on the circumstances. If PTC relies on either exemption, it would do so based on the advice of counsel and in accordance with Commission guidance. Without limiting the foregoing, PTC would ensure that:

(a)    The program will be conducted on behalf of PTC by a non-affiliated transfer agent or broker (the “Agent”), and PTC will not have an active role in the program;

(b)    Sales of fractional interests on the open market would be made by a non-affiliated broker on an agency basis in broker’s transactions not involving any special selling efforts and designed to minimize the impact on the market for PTC’s common stock;

(c)    The program would apply to all record and beneficial owners of fractional interests as of the applicable record date;

(d)    The program would extend for only a short period;

(e)    Shareholders would not be guaranteed a minimum sale price, since the prices will depend on the prevailing market prices on the day(s) and at the time(s) on which orders are executed, and no fractional holder will be paid any additional consideration in return for elimination of his or her fractional holdings;

(f)    The Agent and any separate broker would be paid for their services no more than usual and customary transfer agent and brokerage fees, including payment to the Agent of a service fee to cover administrative and set-up costs of the program; and

(g)    PTC will not purchase common stock sold under the program for its own account.

* * * *

In connection with this letter, as requested, PTC acknowledges that (i) PTC is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) PTC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please call me at (781) 370-6328 as soon as possible if you have any further comments or questions.

Sincerely,

/s/ Aaron C. von Staats

Aaron C. von Staats

Senior Vice President, General Counsel and Clerk

Encl.

cc:	Maryse Mills-Apenteng